

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 2, 2010

Dirk Kuyper
President and Chief Executive Officer
Alphatec Holdings, Inc.
5818 El Camino Real
Carlsbad, CA 92008

> **Re:** **Alphatec Holdings, Inc.**
> **Preliminary Proxy Statement on Form 14A**
> **Amended January 29, 2010**
> **File No. 000-52024**

Dear Mr. Kuyper:

We have completed our limited review of your Preliminary Proxy Statement and have no further comments at this time. If you have any questions, please contact Praveen Kartholy at 202-551-3778, Jay Mumford at (202) 551-3637 or Gary Todd at (202) 551-3605.

Sincerely,

Brian Cascio
Branch Chief

cc (via fax): Mike Fantozzi